SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Telenav, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

879455103
(CUSIP Number)

Brett Hendrickson

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

(972) 590-4100

with a copy to:

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879455103	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,794,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,794,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,794,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 879455103	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,794,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,794,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,794,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 879455103	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Shares owned by Nokomis Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,794,205 Shares owned by Nokomis Master is approximately $30,190,369, including brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 21, 2019, the Reporting Persons and certain of their affiliates (“Nokomis”) entered into an agreement (the “Agreement”) with the Issuer with respect to the appointment of a director to the Board. Pursuant to the Agreement, the Issuer agreed that it will nominate Mr. Wes Cummins for election as a Class I director of the Board at the Issuer’s 2019 Annual Meeting of Stockholders (“2019 Annual Meeting”) with a term expiring at the Issuer’s 2022 Annual Meeting of Stockholders. The Issuer will also recommend that the Issuer’s stockholders vote, and the Issuer will solicit proxies, in favor of the election of Mr. Cummins at the 2019 Annual Meeting.

Pursuant to the Agreement, Nokomis is subject to certain standstill restrictions during the period from the date of the Agreement until 11:59 PM, Pacific Time, on the day of the Issuer’s 2020 Annual Meeting of Stockholders (the “Restricted Period”). During the Restricted Period, Nokomis is subject to customary standstill prohibitions of trading, proxy solicitation, director nomination, and disparaging statements. During the Restricted Period, Nokomis will vote all of its shares of the Issuer’s capital stock in a manner consistent with the recommendation of the Board at any annual or special meeting of stockholders. If at any time Nokomis ceases to hold more than five percent of the Issuer’s outstanding common stock, Mr. Cummins will offer to resign as a director. If Mr. Cummins resigns for any reason prior to the expiration of the Restricted Period, all of his granted but unvested equity-based compensation will automatically vest on his date of resignation.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 4 hereto and is incorporated herein by reference.

CUSIP No. 879455103	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 46,911,000 Shares outstanding as of June 30, 2019, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 8, 2019.

As of the close of business on the date hereof, Nokomis Master beneficially owned 4,794,205 Shares, constituting approximately 10.2% of the Shares outstanding. Each of Nokomis Partners and Nokomis Offshore, as feeder funds of Nokomis Master, may be deemed to beneficially own the 4,794,205 Shares owned by Nokomis Master, constituting approximately 10.2% of the Shares outstanding. Nokomis Advisors, as the general partner of Nokomis Master, may be deemed to beneficially own the 4,794,205 Shares owned by Nokomis Master, constituting approximately 10.2% of the Shares outstanding. Nokomis Capital, as the investment manager of Nokomis Master, may be deemed to beneficially own the 4,794,205 Shares owned by Nokomis Master, constituting approximately 10.2% of the Shares outstanding. Mr. Hendrickson, as the manager of Nokomis Capital, may be deemed to beneficially own the 4,794,205 Shares owned by Nokomis Master, constituting approximately 10.2% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Each of the Funds and Nokomis Advisors disclaim beneficial ownership of the securities that they hold due to the fact that they have fully delegated investment and voting discretion to Nokomis Capital and cannot rescind such delegation within the timeframe contemplated by Rule 13(d)-3.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 21, 2019, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 4 hereto.

CUSIP No. 879455103	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

4        Agreement, dated August 21, 2019, between Telenav, Inc. and Nokomis Capital, L.L.C. and the related persons described therein, filed as Exhibit 10.46 to Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 22, 2019.

CUSIP No. 879455103	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 23, 2019

Nokomis Capital, l.l.c. /s/ Brett Hendrickson
Name: Brett Hendrickson Title: Manager

Brett hendrickson /s/ Brett Hendrickson
Name: Brett Hendrickson